UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

giftee, Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

giftee, Inc.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

giftee, Inc.

12F, Higashi-Gotanda Square

2-10-2 Higashi-Gotanda, Shinagawa-ku, Tokyo

141-0022

Japan

Attn: Reino Akimoto

Telephone: +81-3-6303-9318

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit Number

99.1	Notice Regarding Transition to a Holding Company Structure Through a Sole Share Transfer (English translation)*

99.2	Notice of the 16th Ordinary General Meeting of Shareholders (English translation)*

99.3	Reference Materials for the Shareholders’ Meeting (Supplement) (English translation)*

99.4	Matters Subject to Electronic Provision Measures (English translation)*

99.5	Notice of Partial Correction to the Notice of the 16th Ordinary General Meeting of Shareholders (English translation)

*	previously submitted on Form CB

Item 2. Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed with the Commission by giftee, Inc. on February 17, 2026.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

giftee, Inc.

Signature:	/s/ Mutsumi Ota
Name:	Mutsumi Ota
Title:	Representative Director
Date:	March 10, 2026